Pembina Congratulates Meta and the Government of Alberta on New Data Centre Investment
CALGARY, ALBERTA, July 8, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA), Morgan Stanley Infrastructure Partners ("MSIP"), and Kineticor Asset Management ("Kineticor"), partners in the Greenlight Electricity Centre Limited Partnership ("Greenlight") (the "Partners"), congratulate Meta and the Province of Alberta on today's announcement of a major new data centre project in Alberta.
Members of Pembina's leadership team joined Meta, Alberta Premier Danielle Smith, representatives of the Government of Alberta and Sturgeon County, and other partners to mark the milestone. Investments like this reflect Alberta's ability to attract world-class projects by combining abundant energy resources, a skilled workforce, and a strong business and policy environment.
Today's announcement follows the recent positive final investment decision on the Greenlight Electricity Centre — a dedicated, behind-the-meter power generation project that will provide the reliable, large-scale electricity needed to power Meta's data centre.
"Dedicated, contracted gas-to-power infrastructure represents a promising new growth platform, and we are proud of the role Greenlight is playing in supporting this exciting new industry," said Scott Burrows, Pembina's President and Chief Executive Officer. "Further, gas-to-power for data centres will catalyze new natural gas demand supporting higher production of Western Canadian hydrocarbons, which will provide additional benefits to our customers, the province of Alberta, and Pembina".
"Congratulations to Meta, the Government of Alberta, Invest Alberta, Sturgeon County and everyone who helped bring this opportunity forward. We look forward to working together."
For further information on the Greenlight Electricity Centre see Pembina Pipeline Announces Positive Final Investment Decision on the Greenlight Electricity Centre.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Morgan Stanley Infrastructure Partners
Morgan Stanley Infrastructure Partners (MSIP) is a leading global private infrastructure investment platform with approximately $17 billion in capital commitments since inception. Founded in 2006, MSIP has invested in a diverse portfolio across transportation, digital, energy transition, and water & waste. MSIP targets assets that provide essential public goods and services with the potential for value creation through active ownership.
About Kineticor
Kineticor Asset Management is a leading developer, manager, and operator of power generation facilities within Alberta. With a portfolio exceeding 2,700 MW in various stages of development & operations, Kineticor is committed to efficiently developing innovative power solutions that support Canada’s evolving power needs.
Forward-Looking Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance. All statements, other than statements of historical fact, which address activities, events or developments that Pembina expects or anticipates may or will occur in the future, are forward-looking information. Pembina makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained herein is made as of the date hereof, unless otherwise noted, and Pembina does not undertake any obligation to update or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.
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